JOANN Inc.

5555 Darrow Road

Hudson, Ohio 44236

March 9, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Taylor Beech
Dietrich King
Amy Geddes
Adam Phippen

Re:	JOANN Inc.
Registration Statement on Form S-1, as amended (File No. 333-253121)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-253121) (the “Registration Statement”) of JOANN Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on March 11, 2021, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gregory P. Rodgers at (212) 906-2918 or, in his absence, Drew Capurro at (714) 755-8008.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Gregory P. Rodgers of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

JOANN Inc.

By:	/s/ Matt Susz
Name:	Matt Susz
Title:	Senior Vice President and Chief Financial Officer